Exhibit 99.3

CONSENT OF ALEX SHESHUNOFF & CO. INVESTMENT BANKING, L.P.

We hereby consent to the use of our opinion letter to the Board of Directors of First Community Capital Corporation to be included as an Appendix to the Proxy Statement and Prospectus relating to the proposed Merger of First Community Capital Corporation and Wells Fargo & Company and to the references to such opinion therein.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term experts as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ ALEX SHESHUNOFF & CO. INVESTMENT BANKING, L.P.

AUSTIN, TX

December 22, 2004